60 Degrees Pharmaceuticals, Inc.

1025 Connecticut Avenue NW Suite 1000

Washington, D.C. 20036

June 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Joshua Gorsky / Mr. Tim Buchmiller

Re: 60 Degrees Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

Initially Filed January 31, 2023

File No. 333-269483

Dear Mr. Gorsky and Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 60 Degrees Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-269483), as amended (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, June 14, 2023, or as soon thereafter as practicable. By separate letter, WallachBeth Capital LLC, the representative of the underwriters of the issuance of the securities being registered join this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Ross D. Carmel at 646-838-1310.

Very truly yours,

By:	/s/ Geoffrey S. Dow
Name: Geoffrey S. Dow
Title: Chief Executive Officer

cc: Ross D. Carmel, Esq., Carmel, Milazzo & Feil LLP